UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 9, 2004

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 9.01 Financial Statements and Exhibits.

    (c)   Exhibits

    Exhibit 99.1   Press release of Independence Holding Company dated December 9, 2004, announces Semi-Annual Cash Dividend

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>

                      Date: <u>December 9, 2004</u>

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
SEMI-ANNUAL CASH DIVIDEND

       Stamford, Connecticut, December 9, 2004. Independence Holding Company ("IHC") (NYSE – IHC) today reported declaration of a semi-annual cash dividend of $.025 per share payable to shareholders of record on January 7, 2005 with a payment date of January 21, 2005.

       IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its subsidiaries, Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. and its affiliate, American Independence Corp. Standard Life markets medical stop-loss, long-term and short-term disability, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its employer medical stop-loss and managed care managing general underwriters.

       Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.